EXHIBIT 99.1

Stantec selected to lead construction management for zero-emission Blue Line Bus Rapid Transit in Indianapolis

The city’s third BRT line will provide critical connections to the airport and other important routes

EDMONTON, Alberta and NEW YORK and INDIANAPOLIS, June 14, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec, a global leader in sustainable design and engineering, has been selected to lead construction management for the US$220 million Blue Line Bus Rapid Transit (BRT) project in the City of Indianapolis. Once completed, it will be the city’s third BRT route, providing critical connections to the airport, the existing Red Line and planned Purple Line, and other frequent and local bus routes in the system. The 24-mile, all battery-electric bus system will follow the path of the existing Route 8, providing safer and more reliable services to communities that rely on transit and have the largest concentration of zero-car households.

“We are delighted to partner with a leader like Stantec for the third phase of our Bus Rapid Transit implementation. The Blue Line is a critical component of the Marion County Transit Plan,” said Jennifer Pryz, chief development officer at IndyGo. “This project will change the way our residents and visitors use public transportation in Indianapolis, especially to and from the airport.”

In partnership with Shiel Sexton and Shrewsberry, Stantec will provide construction management services for the roadway, stations, and utilities, as well as overall integration. The firm is committing to a 25% disadvantaged business enterprise (DBE) participation goal to build diversity into the project supply chain. Stantec has extensive experience supporting DBE participation in large-scale transit projects, such as the Red and Purple Modernization Program in Chicago, the Long Island Rail Road Expansion in New York, and the Purple Line Extension project in Los Angeles.

As with many BRT projects, the implementation of dedicated BRT lanes and construction of the stations will require navigating several critical challenges, including mitigating utility conflicts, maintaining access and circulation during construction, and ensuring that system integration for communications and signals is operational prior to service. Stantec will leverage its experience on previous BRT projects as well as lessons learned from IndyGo’s Red Line implementation to successfully deliver the project.

A major source of funding for the Blue Line is the Federal Transportation Agency’s (FTA) Capital Investment Grants Program, totaling US$100 million. Following federal guidelines on how the funding is used is critical to the project’s successful completion. Stantec brings extensive experience in FTA project delivery, from project development to entry to engineering and through full construction.

Stantec’s project team will rely on a strong presence in Indiana, supported by expertise from across North America. The Blue Line BRT is another project that will reinforce that presence in the state, including water, environmental services, and buildings disciplines in addition to transportation.

“The Blue Line BRT Project demonstrates an important investment in communities that need transit, and BRT is particularly well-suited to medium-sized cities looking to make effective infrastructure investments,” said Brian Norris, senior vice president and construction project manager at Stantec. “We are excited to partner with IndyGo because we understand that providing equitable service is the foundation that guides the decision-making process in every stage of a project, from planning through to the end of construction.”

Stantec’s Transit team has delivered over 15 linear BRT projects from inception into construction across North America and is currently or has recently been involved in BRT projects or studies in Los Angeles, CA; Boston, MA; Cleveland, OH; Jackson, WY; Toronto, ON; and Calgary, AB.

Learn more about Bus Rapid Transit at Stantec.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

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Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

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Media Contact
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Stantec Media Relations
Ph: (949) 632-6319
danny.craig@stantec.com

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Stantec Investor Relations
Ph: (403) 205-5791
tanya.finney@stantec.com

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